

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 17, 2016

<u>Via E-mail</u>
Mr. Charles Constanti
Chief Financial Officer
CareDX, Inc.
3260 Bay Shore Boulevard
Brisbane, California 94005

> **Re: CareDX, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **File No. 001-36536**

Dear Mr. Constanti:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year ended December 31, 2015</u>

<u>Item 6. Selected Financial Data, Page 59</u>

1. In future filings, please revise to provide balance sheet data for all the periods for which statement of operations data are included (i.e., 2013 and 2012) as required by Item 301 of Regulation S-K. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>
<u>2. Summary of Significant Accounting Policies, page 86</u>

2. In future filings, please revise to disclose the allowance for doubtful accounts for each period presented. In addition, revise to disclose your accounting policies and

methodology used to estimate any allowance for doubtful accounts, your policy for charging off uncollectible accounts receivable, and your policy for determining past due or delinquency status. Refer to ASC 310-10-50-4, 50-9 and 50-14 for guidance. Please provide us your proposed disclosures.

5. Fair Value Measurements, page 95

3. Your disclosure in Note 5 indicates that you reduced your contingent consideration liability to the former owners of ImmuMetrix, Inc. during 2014 by $1,239,000 but does not explain the reasons why you decreased this liability during the period. Please revise future filings to explain the reasons for the decrease in this liability for contingent consideration during 2014. Refer to the disclosure requirements outlined in ASC 805-30-50-4(a). Please provide your proposed disclosures as part of your response.

Exhibits 31.1 and 31.2

4. Your Section 302 certifications omit the following language required by Item 601(b)(31) of Regulation S-K:
   - The introductory portion of paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and
   - Paragraph 4(b) was not included.

   The Section 302 certifications filed with your Forms 10-Q for the quarters ended March 31, 2016 and June 30, 2016 are also missing this required language. Please file amendments to each of these periodic reports which include updated certifications that comply with the wording shown in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period ended June 30, 2016

Notes to Unaudited Condensed Consolidated Financial Statements
12. Warrants, page 28

5. Your disclosure in Note 12 indicates that the fair value of the warrants issued in connection with your private placement and subsequent financing was $4.9 million following the closing of these transactions. Your disclosure also indicates that for each of the three and six months ended June 30, 2016, the change in the estimated fair value of the warrant liability was $3.2 million resulting in an estimated fair value of the warrant liability of $8.1 million as of June 30, 2016. Please revise the notes to your financial statements in future filings to explain the changes in factors or assumptions that resulted in the increase in fair value of these warrants. Please provide us with your proposed disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at (202) 551-3388 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining